82-2748

04024051

VECTOR

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

COPY

March 18, 2004

VIA SEDAR

Attention: Financial Reporting

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4

SEC MAIL RECEIVED PROCESSING MAR 29 2004 WASH. D.C. 155 SECTION

SUPPL

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Annual Report - Annual and Extraordinary General Meeting (the "Meeting")

In accordance with Sections 153, 154, 183, 184 and 189 of the Securities Rules, we attach a copy of the Company's President's Report to Shareholders with respect to the Company's Meeting scheduled to be held on April 14.

The aforesaid material forms a part of the Management Proxy Materials which will be delivered to the Company's transfer agent so that distribution may be made to the intermediaries on or before **March 19, 2004** and the same mailed to the shareholders in accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer.

A confirmation of mailing will be filed under separate cover.

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Yours very truly,
VECTOR Corporate Finance Lawyers

Per: [signature]

Lindsay Salt
Paralegal

ls
Encl.

cc: Goldcliff Resource Corporation (Attn: Leonard W. Saleken)
TSX Venture Exchange (Attn: Records, w/encls., via SEDAR)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encls.
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager), w/encls.

dlw 4/5

p:\clients\1-sedar\goldclif\am\2004\bcsclt3.doc

82-2748

VECTOR

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

COPY

E-mail: lsalt@vectorlaw.com
File No. 1036

March 18, 2004

VIA SEDAR

Attention: Financial Reporting

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4

SEC MAIL RECEIVED PROCESSING
MAR 29 2004
WASH. D.C. 155 SECTION

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Audited Financial Statements

We herewith submit funds in the following amounts in payment of the requisite filing fees with respect to the Company's Annual Financial Statements in accordance with:

(a) Section 22 of the Regulations to the Securities Act (British Columbia), $600, as set forth under item 20 of the Fee Checklist, Securities Act Regulation.
(b) item 9 of the Schedule, entitled "Fees", to the Regulations to the Securities Act (Alberta), $250.

In accordance with Sections 145, 152, 153, 154 and 189 of the Securities Rules, we attach a copy of the following materials:

1. Quarterly Report (Form 51-901F), together with Schedule "A", "Financial Statements", being the audited financial statements for the fiscal period ended Ocotber 31, 2003, attached thereto and forming a part thereof.
2. Quarterly Report (Form 51-901F), together with Schedule "B", "Supplementary Information" and Schedule "C", "Management Discussion", attached thereto and forming a part thereof.

VECTOR

In addition, we herewith submit funds payable to CDS Inc. with respect to annual continuous disclosure fees in the amount of $1,706.65 [(SEDAR - $845 + SEDI - $750) + 7% G.S.T.]

The aforesaid material forms a part of the Management Proxy Materials which will be delivered to the Company's transfer agent so that the same mailed to the shareholders in accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, on or before **March 19, 2004**.

A confirmation of mailing will be filed under separate cover.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per: Lindsay Salt

Lindsay Salt
Paralegal

ls
Encl.

cc: Goldcliff Resource Corporation (Attn: Leonard W. Saleken)
TSX Venture Exchange (Attn: Records, w/encl., via SEDAR)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encls.
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager), w/encls.

p:\clients\1-sedar\goldclif\am\2004\bcsclt1.doc

82-2748

VECTOR

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com

COPY

File No. 1036

March 18, 2004

VIA SEDAR

Attention: Financial Reporting

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Management Proxy Materials - Annual and Extraordinary General Meeting

In accordance with Sections 153, 154, 183, 184 and 189 of the Securities Rules, we attach a copy of the following proxy-related materials with respect to the Company's Annual and Extraordinary General Meeting scheduled to be held on April 14, 2004:

1. Notice of Meeting and Information Circular including Schedule "A", Statement of Executive Compensation, Notice of Change of Auditor, dated March 15, 2004; Letter, dated March 15, 2004, addressed to the British Columbia Securities Commission and the Alberta Securities Commission (collectively the "Commissions") from the former auditor; and Letter, dated March 17, 2004, addressed to the Commissions from the successor auditor and Confirmation re Review by Audit Committee and Board of Directors.
2. Form of Proxy
3. Annual Return Card

The aforesaid material, together with the Quarterly and Year End Report (BC Form 51-901F) for the fourth quarter, including Schedule "A", "Financial Statements", being the audited financial statements for the fiscal period ended October 31, 2003, Schedule "B", "Supplementary Information" and Schedule "C", "Management Discussion", will be delivered to the Company's transfer agent so that the same mailed to the shareholders in accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, on or before **March 19, 2004**.

VECTOR

A confirmation of mailing will be filed under separate cover.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:

Lindsay Salt
Paralegal

ls

Encl.

cc: Goldcliff Resource Corporation (Attn: Leonard W. Saleken)
TSX Venture Exchange (Attn: Records, w/encl., via SEDAR)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encls.
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager), w/encls.